cro AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ
COMPANIES REGISTRATION OFFICE

# B7

***Variation of company capital as prescribed under***
Section 83(6) Companies Act 2014

(This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014)

CRO receipt date stamp & barcode

Company number

1 4 5 8 3 5

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

**Company name** *in full*: ICON Public Limited Company

**Description of change** *note one*:
780 shares in the capital of ICON Public Limited Company (the "Company") were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company.

**Date effective**: Day 02 Month 11 Year 2016

**Certification**

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7.

Signature: [signature]

Name *in bold capitals or typescript*: Diarmaid Cunningham

Date: 16/12/2016

☐ Director ☑ Secretary *note two*

**Presenter details**

| | | |
|---|---|---|
| Name | ICON plc | |
| Address | South County Business Park, Leopardstown, Dublin 18, Ireland | |
| | | Fax number |
| Telephone | 01 256 4529 | Contact person Erina Fox |
| Email | erina.fox@iconplc.com | Reference number |
| Dx Number/Exchange | | |